Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007

March 30, 2016

VIA EDGAR

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited
Registration Statement on Form S-1
Filed February 18, 2016
File No. 333-209579

Dear Mr. Kluck:

We are in receipt of your comment letter dated March 18, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that the company’s business is primarily that of acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11 and provide the disclosure required by the form.

RESPONSE: We note that Form S-11 shall be used for “i) securities issued by real estate investment trust, as defined in Section 856 of the Internal Revenue Code, or (ii) securities issued by other issuers whose business is primarily that of acquiring and holding for investment real estate or interests in real estate or interests in other issuers whose business is primarily that of acquiring and holding real estate or interest in real estate for investment.”

While currently company’s primary asset is its cash and real estate holding and company did not generate any revenue for the fiscal year ended December 31, 2015, our business is not primarily that of acquiring and holding real estate or interest in real estate for investment. As described in “Description of Business” beginning on page 27, the Company operates through its wholly-owned subsidiary Wuhan Newport, a wholly foreign-owned enterprise that primarily engages in the business of real estate and infrastructural development with a port logistics center located in Wuhan, Hubei Province of China. Upon full execution of our business plan and construction of the Logistics Center, our company will have six operating zones: port operation area, warehouse and distribution area, cold chain logistics area, rail cargo loading area, exhibition area and business related area. The Logistics Center is also expected to provide a number of shipping berths for cargo ships of various sizes. Furthermore, Wuhan Newport is also expected to provide services such as cold chain logistics, port-side services for cargo and freights and logistics financing. We expect that a significant amount of revenue will be generated from the services to be provided by and within the Logistics Center once our business plan is fully executed. Therefore, we believe that Form S-1 is the appropriate registration statement for this offering instead of the Form S-11.

Tom Kluck

Securities and Exchange Commission

March 30, 2016

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section “Logistics Center Highlights” starting on page 28. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

RESPONSE: In response to the Staff’s comment, we respectfully submit Exhibit A to this correspondence including all supplemental materials that supports the statements relating to the quantitative and qualitative business and industry data used in the registration statement. Exhibit A identifies the source of the information and corresponding statements within the registration statement.

3.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

a)	How do you evaluate and assess internal control over financial reporting?

o	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

o	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE: We respectfully advise the Staff that in connection with our process to determine whether our internal control over financial reporting was effective, we have considered controls to address financial reporting risks that are relevant to all locations where we have operations. We maintain disclosure controls and procedures to address the risks of internal control over financial reporting. We commit significant resources, hire additional staff, employ consultant and provide additional management oversight. Control activities in the aspect of performance review, information processing, physical control, and segregation of duties were implemented for the purpose of addressing the standards and requirements applicable to public companies.

As of December 31, 2015, we did not have a formal internal audit function. Management’s day-to-day involvement in operational activities provides an adequate and separate evaluation of the effectiveness of the design and operation of internal control.

On January 25, 2016, the board of directors (the “Board”) of the Company formed and adopted charters for six standing committees: Audit Committee, Compensation Committee, Nomination Committee, Governance and Human Resources Committee, Board Oversight Committee, Social Media Committee (collectively the “Committees”). Each Committee consists of only independent directors of the Company. The Board also adopted charter for the Regulatory, Compliance and Government Affairs Committee, for which the charter will be implemented once the committee is formed. The Company believes that the adoption of these charters and formation of these Committees are necessary for the implementation of effective internal control and oversight.

Tom Kluck

Securities and Exchange Commission

March 30, 2016

b)	How do you maintain your books and records and prepare your financial statements?

o	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

o	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE: We respectfully advise the Staff that we do not maintain our books and records in accordance with U.S. GAAP. Our books and records are maintained in accordance with the GAAP of the People’s Republic of China (“China GAAP”). The followings are the process we go through to convert our books and records to U.S. GAAP for SEC reporting:

1.          Books and records are maintained in accordance with China GAAP at each reporting date;

2.          Differences between U.S. GAAP and China GAAP are identified;

3.          Disclosure information under U.S. GAAP are retrieved;

4.          Conversion worksheet are prepared to produce after-adjusted figures;

5.          Updated U.S. GAAP disclosure checklist are referenced;

6.          Financial statements are prepared for SEC reporting.

The followings are the controls we maintain to ensure that we have made all necessary and appropriate adjustments in our conversions and disclosures:

1.          We have consultant with appropriate qualification and experience in the U.S. GAAP and SEC rules and regulations.

2.          We have staff with U.S. finance and accounting education background to follow the GAAP conversion

3.          We have updated U.S. GAAP and SEC disclosure checklist as a guide for determining whether the financial statements include the disclosures and key presentation requirements.

c)	What is the background of the people involved in your financial reporting?

o	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

▪	what role he or she takes in preparing your financial statements;

Tom Kluck

Securities and Exchange Commission

March 30, 2016

▪	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
▪	the nature of his or her contractual or other relationship to you;
▪	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
▪	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

o	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:
▪	the name and address of the accounting firm or organization;
▪	the qualifications of their employees who perform the services for your company;
▪	how and why they are qualified to prepare your financial statements;
▪	how many hours they spent last year performing these services for you; and
▪	the total amount of fees you paid to each accounting firm or organization
▪	in connection with the preparation of your financial statements for the most recent fiscal year end.

o	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:
▪	why you believe they are qualified to prepare your financial statements; how many hours they spent last year performing these services for you; and
▪	the total amount of fees you paid to each individual in connection with the
▪	preparation of your financial statements for the most recent fiscal year end.

RESPONSE: We respectfully advise the Staff that we retained a consulting firm to prepare our financial statements. The name of the consulting firm is H2 Consultants Limited, which is located in Flat A, 46/F., Block 2, The Orchards, 3 Greig Road, Quarry Bay, Hong Kong. The manager who provides the consulting services has been a member of the AICPA since 2010 with significant experience in U.S. GAAP and SEC financial reporting. They spent approximately 50 hours last year performing the consulting services for our company. The total amount of fees we paid in connection with the preparation of our financial statements for the fiscal year ended December 31, 2015 was $15,000.

d)	In regards to the individual you have identified as an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

RESPONSE: We respectfully advise the Staff that the Board believes Mr. Harvey Leibowitz, Chair of the Audit Committee, qualifies as a “financial expert” as defined by the SEC rules.

Tom Kluck

Securities and Exchange Commission

March 30, 2016

An audit committee financial expert is a person who has: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions. Furthermore, a person shall have acquired such attributes through: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience.

Mr. Leibowitz graduated from the City University of New York – Baruch College in 1955 with a bachelor degree in Accounting. Between 1955 and 1962, he was employed as a staff accountant at various accounting firms working on matter relating to audits, taxes and write-ups. From 1962 to 1979, Mr. Leibowtiz worked at Standard Financial Corporation, which acquired Sterling National Bank in 1965, in capacities such as internal auditor and Senior Vice President in charge of commercial financing and factoring. From 1980 to 1994, Mr. Leibowitz worked for companies such as International Paper Company, Century Factors, Inc and Foothill Financial Advisors, Inc. in charge of commercial financing involving secured loan financing. From 1994 to 1999, Mr. Leibowitz worked for Sterling National Bank as an internal auditor and was in charge of the Commercial Finance Department. From 2000 to present day, Mr. Leibowtiz has been a director and Chair of the Audit Committee of ASTA Funding Inc, a company listed on the NASDAQ. Based on Mr. Leibowitz’s education and employment background, the Board believes that Mr. Leibowitz qualifies as a “financial expert” as defined by the SEC rules.

4.	On page 49, you indicate that this will be a firmly underwritten offering. However, on the cover page on the prospectus, you state that the offer will “remain open until the earlier of (i) a date mutually acceptable to us and our underwriter or (ii) ___, subject to extension upon agreement with the underwriter.” Please revise your disclosure as appropriate to clarify whether this offering is firmly underwritten or whether it is a best-efforts offering. Please refer to Item 501(b)(8) of Regulation S-K. Please also revise your undertakings in Part II as appropriate. Please refer to Item 512 of Regulation S-K.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that the Company and the underwriter have decided to change the offering to “best efforts, mini-max” basis from a firm commitment. We have revised the disclosure throughout the registration statement accordingly.

5.	We note, on page 26, that you refer to selling shareholders. However, it does not appear that you are registering shares on behalf of selling shareholders. Please advise or revise your disclosure as appropriate to provide all required information, including, but not limited to, disclosure required by Item 507 of Regulation S-K.

RESPONSE: In response to Staff’s comments, we respectfully remove the reference to selling shareholders on page 26. Furthermore, because the offering will be conducted on “best efforts, mini-max” basis instead of on a firm commitment basis, we have revised the entire “Use of Proceeds” section.

Tom Kluck

Securities and Exchange Commission

March 30, 2016

6.	We note the audit report included in your original Form 10-K filed on February 2, 2016 included an explanatory paragraph expressing doubt about the company’s ability to continue as a going concern. Please explain to us the facts and circumstances that caused your auditor to revise his opinion.

RESPONSE: We respectfully advise the Staff that the inclusion of a “going concern” opinion in the original Form 10-K filed on February 2, 2016 was due to a clerical error. As we incurred loss from operations for the past two fiscal years, our auditors had been discussing with us about the going concern issue and we had provided a number of supporting documentation for the auditor to adequately assess the Company’s financial position as a going concern. The Company’s independent accounting firm does not have a “going concern” opinion because after conducting appropriate due diligence and reviewing supporting documentations such as our business plan, cash flow forecast and an undertaking commitment letter provided by Company’s majority shareholder who is willing to provide sufficient funding on an as-needed basis, it is the auditor’s opinion that the Company has the necessary capital resources to maintain its operation and meet its financial needs for the next 18 months.

Risk Factors, page 7

We face competition from other real estate developers, page 9

7.	We note your disclosure regarding the risk of over-supply in China. Please provide a separate risk factor and expand upon this risk and how it specifically applies to the company to the extent material.

RESPONSE: In response to the Staff’s comment, we respectfully provide the following risk factor on page 9:

“OVER-SUPPLY OF REAL ESTATE PROPERTIES COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR RESULTS OF OPERATIONS.

Most of our assets consist of real estate properties within the premise of our Logistics Center. While our business will primarily revolve around the services provided by the Logistics Center, we expect to sell and/or lease properties to other businesses to generate revenue. Although we expect the value of our real estate properties to appreciate upon Yangluo Port’s obtaining the approval of the “Free Trade Zone” status, risk of property over-supply is increasing in parts of China on a macro-level, where property investment, trading and speculation have become overly active. We are exposed to the risk that in the event of actual or perceived over-supply, property prices may fall drastically, and our revenue and profitability will be adversely affected. If we cannot sell or lease our properties at a favorable price, we may not have the necessary capital resources to fully execute our business plan and therefore our results of operations will be adversely affected.”

Risks Related to our Offering ..., page 22

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Neither Management nor the underwriters have performed due diligence …, page 23

8.	We note your disclosure that information prepared by you may be inaccurate. Further, we note your disclosure that information prepared by third parties may be inaccurate. These statements appear to disclaim the issuer’s responsibility for information in the registration statement. As this does not appear to be consistent with the liability provisions of the Securities Act, please revise the disclosure to remove these disclaimers.

RESPONSE: In response to the Staff’s comment, we respectfully remove the above referenced risk factor.

The controlling stockholders of Jasper Lake …, page 23

9.	We note that Mr. Liu Xiangyao exercises control over approximately 52.97% of your shares. Please add risk factor disclosure to clarify, if true, that he will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that though Mr. Xiangyao Liu exercises control over approximately 52.96% of Company’s common stock, the Board of Directors, consists of a majority of independent directors, have the ability to make decisions regarding (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to Mr. Liu; (ii) employment decisions, including his own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

Use of Proceeds, page 25

10.	Please revise to provide the disclosure required by Item 504 of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure for the “Use of Process” section based on the requirement provided by Item 504 of Regulation S-K. We further note that the offering will be conducted on “best efforts, mini-max” basis” and have revised the disclosure for the section accordingly.

Description of Business, page 27

11.	We note your reference on page 9 regarding your operating companies, including Wuhan Newport. Please ensure that you provide a description of the operations of all of your material operating companies and revise your organization chart on page 31 as appropriate.

RESPONSE: We respectfully advised the Staff that Wuhan Newport is the only material operating company within our corporate structure, which is accurately illustrated by the organization chart on page 31.

Sales and Marketing, page 33

Tom Kluck

Securities and Exchange Commission

March 30, 2016

12.	We note that you have entered into a Memorandum of Understanding with CMST-Hankou. Please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe it is not required to be filed. Please ensure you file all required exhibits, including, but not limited to, the employment agreements referenced on page 61.

RESPONSE: We respectfully provide Staff with the Memorandum of Understanding with CMST-Hankou (the “MOU”) as Exhibit B to this correspondence. However, because the collaboration between the Company and CMST-Hankou is subject to definitive agreements that have not been executed, we believe that the MOU is not deemed a material agreement and we therefore did not file the MOU as an exhibit to the prospectus.

We have filed the employment agreements as exhibits to this prospectus.

Liquidity and Capital Resources, pages 47 – 48

13.	Reference is made to risk factor disclosures regarding restrictions on the PRC subsidiary’s ability to distribute profits due to the maintenance of certain statutory reserves under PRC laws. Please clarify whether restricted net assets of the PRC subsidiary represent a significant portion of consolidated net assets as of the most recently completed fiscal year end. To the extent restricted net assets are significant, please revise to disclose the amount of restricted net assets and discuss the nature of those restrictions and the impact on your ability to pay interest and principal on debt or dividends. Reference is generally made to Rule 303(a) of Regulation S-K and Instruction 5 of said paragraph.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that the restricted net assets of the PRC subsidiary represent a significant portion of consolidated net assets of the most recently completed fiscal year ended. As the amount of restricted net assets is significant, our auditor adds the following note to the financial statements on restricted net assets:

Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiary incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiary incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends or advances from PRC subsidiary. Such restriction amounted to $297,052,074 as of December 31, 2015. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiary to satisfy any obligations of the Company.

Directors and Officers, page 53

Tom Kluck

Securities and Exchange Commission

March 30, 2016

14.	Please ensure that you provide at least five years of experience for each officer. For example only, it does not appear that you have provided five years of experience for Mr. Cheng. Please revise each of your biographical disclosures for each of your named executives to include the principal occupation and employment for the past five years, providing the month, year and title. Please refer to Item 401 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we respectfully provide additional biographical information for each officer and director named in the “Directors and Officers” section. The additional disclosure provides the employment history for at least the last five years, including the month, year and respective title, as well as their education background.

15.	Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we respectfully provide the reasons in the registration statement that each named person should serve as a director of our company.

Note 2 – Summary Of Significant Accounting Policies

2.10 Real Estate Capitalization and Cost Allocation, page F-11

16.	Please expand your discussion of development capitalization expenditures to disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification (ASC).

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that we will expand the statement of our capitalization policy to include the following:

“Cost capitalization of development and redevelopment activities begins during the predevelopment period, which we define as the activities that are necessary to begin the development of the property. We cease capitalization upon substantial completion of the project, but no later than one year from cessation of major construction activity. We also cease capitalization when activities necessary to prepare the property for its intended use have been suspended."

Note 11 – Gain On Disposal Of Subsidiaries, page F-16

17.	We note that the carrying amount of the net assets of Kirin Subsidiaries was $63,312,904 as of disposal date. Please confirm that the carrying amount represents the stepped up value recognized and measured in accordance with the guidance outlined within Topic 805 of the ASC. To the extent it does not please clarify your basis in GAAP for not stepping up the net assets of the Kirin Subsidiaries upon the share exchange transaction with Energetic Mind. Your response should also quantify any differences between the carrying amount and the resulting amount if such carrying amounts were stepped up at the time of the share exchange transaction. Reference is made to paragraph 805-40-45-2(b) of the ASC.

Tom Kluck

Securities and Exchange Commission

March 30, 2016

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that the carrying amount has not been stepping up. Our basis for not stepping up the net assets of the Kirin Subsidiaries upon the share exchange transaction with Energetic Mind is that as at the date thereof, there was no material stepped up value for the net assets.

18.	We note you recognized a gain of $11,687,098 on the disposal of the Kirin Subsidiaries. We also note the outstanding convertible note due to Jasper Lake Holdings Limited (Jasper), which is 100% owned by your CEO, Mr. Liu Xiangyao who has sole vote and dispositive power was reduced to $75 million from $150 million because of this transaction. Jasper also beneficially owns 52.97% of your outstanding common stock. Although described as a sale to an entity controlled by a former officer, it appears the facts of the transaction are more akin to the extinguishment of debt with a related entity. Given the terms of the transaction, please clarify why you believe it is more appropriate to recognize a gain on your consolidated statement of operations versus treating the difference as a capital transaction resulting from an extinguishment between related entities. Reference is made to paragraph 470-50-40-2 of the ASC. Your response should outline the basis in GAAP and facts that support your accounting conclusion.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that paragraph 470-50-40-2 of the ASC states that extinguishment transactions between related entities may be in essence capital transactions. After further consideration of the terms of the transaction and the ASC, the Company believes that it is more appropriate to treat the differences as a capital transaction resulting from an extinguishment between related entities. The financial statements have been revised so that the gain was credited to shareholders' equity as a capital transaction. Amendment No.2 to the Annual Report on the Form 10-K/A for the fiscal year ended December 31, 2015 was filed on March 30, 2016 to reflect such revision.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Exhibit A

A.	References to the Yangtze River Economic Belt (“Logistics Center Highlights” on page 28)

•	“China boosts Yangtze River economic belt”, article released on hubei.gov.cn, the official website of the Hubei Province

Highlighted areas: Paragraph 1, 2, 3

•	“Economic belt to drive development westward”, newspaper article published by China Daily

Highlighted areas: Paragraph 3

•	“The Yangtze River Economic Belt of Hubei”, article released on hubei.gov.cn, the official website of the Hubei Province

Highlighted areas: Paragraph 1

B.	References to the “The One Belt One Road Initiative” beginning on page 28

“Vision and Actions on Jointly Building Silk Road Economic Belt and 21st-Century Maritime Silk Road” – Whitepaper issued by the National Development and Reform Commission, Ministry of Foreign Affairs, and Ministry of Commerce of the People’s Republic of China, with State Council authorization

Highlighted areas: a) Section III Paragraph 2 & 3; b) Section IV Paragraph 4; c) Section V Paragraph 5

C.	References to the anticipated Wuhan “Free-Trade Zone”

“Wuhan to establish first inland free trade zone” - newspaper article published by The Changjiang Weekly

Highlighted area: Paragraph 1

Corresponding Section in the S-1:

•	First paragraph in the “Overview” section on page 5
•	First paragraph in the Description of Business section beginning on page 27
•	“Logistics Center Highlights” on page 28
•	First paragraph in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 39.

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Chinese Version

National Development and Reform Commission (NDRC)
People´s Republic of China

Key Words Search

Home Message from Chairman Xu Shaoshi Main Functions of the NDRC News Release Policy Release

Position: Home>News Release

2015/03/28

March 2015

First Edition 2015

Contents

Preface

I. Background

II. Principles

III. Framework

IV. Cooperation Priorities

V. Cooperation Mechanisms

VI. China's Regions in Pursuing Opening-Up

Tom Kluck

Securities and Exchange Commission

March 30, 2016

VII. China in Action
VIII. Embracing a Brighter Future Together

Preface

More than two millennia ago the diligent and courageous people of Eurasia explored and opened up several routes of trade and cultural exchanges that linked the major civilizations of Asia, Europe and Africa, collectively called the Silk Road by later generations. For thousands of years, the Silk Road Spirit – "peace and cooperation, openness and inclusiveness, mutual learning and mutual benefit" – has been passed from generation to generation, promoted the progress of human civilization, and contributed greatly to the prosperity and development of the countries along the Silk Road. Symbolizing communication and cooperation between the East and the West, the Silk Road Spirit is a historic and cultural heritage shared by all countries around the world.

In the 21st century, a new era marked by the theme of peace, development, cooperation and mutual benefit, it is all the more important for us to carry on the Silk Road Spirit in face of the weak recovery of the global economy, and complex international and regional situations.

When Chinese President Xi Jinping visited Central Asia and Southeast Asia in September and October of 2013, he raised the initiative of jointly building the Silk Road Economic Belt and the 21st-Century Maritime Silk Road (hereinafter referred to as the Belt and Road), which have attracted close attention from all over the world. At the China-ASEAN Expo in 2013, Chinese Premier Li Keqiang emphasized the need to build the Maritime Silk Road oriented towards ASEAN, and to create strategic propellers for hinterland development. Accelerating the building of the Belt and Road can help promote the economic prosperity of the countries along the Belt and Road and regional economic cooperation, strengthen exchanges and mutual learning between different civilizations, and promote world peace and development. It is a great undertaking that will benefit people around the world.

The Belt and Road Initiative is a systematic project, which should be jointly built through consultation to meet the interests of all, and efforts should be made to integrate the development strategies of the countries along the Belt and Road. The Chinese government has drafted and published the Vision and Actions on Jointly Building Silk Road Economic Belt and 21st-Century Maritime Silk Road to promote the implementation of the Initiative, instill vigor and vitality into the ancient Silk Road, connect Asian, European and African countries more closely and promote mutually beneficial cooperation to a new high and in new forms.

I. Background

Complex and profound changes are taking place in the world. The underlying impact of the international financial crisis keeps emerging; the world economy is recovering slowly, and global development is uneven; the international trade and investment landscape and

Tom Kluck

Securities and Exchange Commission

March 30, 2016

rules for multilateral trade and investment are undergoing major adjustments; and countries still face big challenges to their development.

The initiative to jointly build the Belt and Road, embracing the trend towards a multipolar world, economic globalization, cultural diversity and greater IT application, is designed to uphold the global free trade regime and the open world economy in the spirit of open regional cooperation. It is aimed at promoting orderly and free flow of economic factors, highly efficient allocation of resources and deep integration of markets; encouraging the countries along the Belt and Road to achieve economic policy coordination and carry out broader and more in-depth regional cooperation of higher standards; and jointly creating an open, inclusive and balanced regional economic cooperation architecture that benefits all. Jointly building the Belt and Road is in the interests of the world community. Reflecting the common ideals and pursuit of human societies, it is a positive endeavor to seek new models of international cooperation and global governance, and will inject new positive energy into world peace and development.

The Belt and Road Initiative aims to promote the connectivity of Asian, European and African continents and their adjacent seas, establish and strengthen partnerships among the countries along the Belt and Road, set up all-dimensional, multi-tiered and composite connectivity networks, and realize diversified, independent, balanced and sustainable development in these countries. The connectivity projects of the Initiative will help align and coordinate the development strategies of the countries along the Belt and Road, tap market potential in this region, promote investment and consumption, create demands and job opportunities, enhance people-to-people and cultural exchanges, and mutual learning among the peoples of the relevant countries, and enable them to understand, trust and respect each other and live in harmony, peace and prosperity.

China's economy is closely connected with the world economy. China will stay committed to the basic policy of opening-up, build a new pattern of all-round opening-up, and integrate itself deeper into the world economic system. The Initiative will enable China to further expand and deepen its opening-up, and to strengthen its mutually beneficial cooperation with countries in Asia, Europe and Africa and the rest of the world. China is committed to shouldering more responsibilities and obligations within its capabilities, and making greater contributions to the peace and development of mankind.

II. Principles

The Belt and Road Initiative is in line with the purposes and principles of the UN Charter. It upholds the Five Principles of Peaceful Coexistence: mutual respect for each other's sovereignty and territorial integrity, mutual non-aggression, mutual non-interference in each other's internal affairs, equality and mutual benefit, and peaceful coexistence.

The Initiative is open for cooperation. It covers, but is not limited to, the area of the ancient Silk Road. It is open to all countries, and international and regional organizations for

Tom Kluck

Securities and Exchange Commission

March 30, 2016

engagement, so that the results of the concerted efforts will benefit wider areas.
The Initiative is harmonious and inclusive. It advocates tolerance among civilizations, respects the paths and modes of development chosen by different countries, and supports dialogues among different civilizations on the principles of seeking common ground while shelving differences and drawing on each other's strengths, so that all countries can coexist in peace for common prosperity.
The Initiative follows market operation. It will abide by market rules and international norms, give play to the decisive role of the market in resource allocation and the primary role of enterprises, and let the governments perform their due functions.
The Initiative seeks mutual benefit. It accommodates the interests and concerns of all parties involved, and seeks a conjunction of interests and the "biggest common denominator" for cooperation so as to give full play to the wisdom and creativity, strengths and potentials of all parties.

III. Framework

The Belt and Road Initiative is a way for win-win cooperation that promotes common development and prosperity and a road towards peace and friendship by enhancing mutual understanding and trust, and strengthening all-round exchanges. The Chinese government advocates peace and cooperation, openness and inclusiveness, mutual learning and mutual benefit. It promotes practical cooperation in all fields, and works to build a community of shared interests, destiny and responsibility featuring mutual political trust, economic integration and cultural inclusiveness.
The Belt and Road run through the continents of Asia, Europe and Africa, connecting the vibrant East Asia economic circle at one end and developed European economic circle at the other, and encompassing countries with huge potential for economic development. The Silk Road Economic Belt focuses on bringing together China, Central Asia, Russia and Europe (the Baltic); linking China with the Persian Gulf and the Mediterranean Sea through Central Asia and West Asia; and connecting China with Southeast Asia, South Asia and the Indian Ocean. The 21st-Century Maritime Silk Road is designed to go from China's coast to Europe through the South China Sea and the Indian Ocean in one route, and from China's coast through the South China Sea to the South Pacific in the other.
On land, the Initiative will focus on jointly building a new Eurasian Land Bridge and developing China-Mongolia-Russia, China-Central Asia-West Asia and China-Indochina Peninsula economic corridors by taking advantage of international transport routes, relying on core cities along the Belt and Road and using key economic industrial parks as cooperation platforms. At sea, the Initiative will focus on jointly building smooth, secure and efficient transport routes connecting major sea ports along the Belt and Road. The China-Pakistan Economic Corridor and the Bangladesh-China-India-Myanmar Economic

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Corridor are closely related to the Belt and Road Initiative, and therefore require closer cooperation and greater progress.

The Initiative is an ambitious economic vision of the opening-up of and cooperation among the countries along the Belt and Road. Countries should work in concert and move towards the objectives of mutual benefit and common security. To be specific, they need to improve the region's infrastructure, and put in place a secure and efficient network of land, sea and air passages, lifting their connectivity to a higher level; further enhance trade and investment facilitation, establish a network of free trade areas that meet high standards, maintain closer economic ties, and deepen political trust; enhance cultural exchanges; encourage different civilizations to learn from each other and flourish together; and promote mutual understanding, peace and friendship among people of all countries.

IV. Cooperation Priorities

Countries along the Belt and Road have their own resource advantages and their economies are mutually complementary. Therefore, there is a great potential and space for cooperation. They should promote policy coordination, facilities connectivity, unimpeded trade, financial integration and people-to-people bonds as their five major goals, and strengthen cooperation in the following key areas:

Policy coordination

Enhancing policy coordination is an important guarantee for implementing the Initiative. We should promote intergovernmental cooperation, build a multi-level intergovernmental macro policy exchange and communication mechanism, expand shared interests, enhance mutual political trust, and reach new cooperation consensus. Countries along the Belt and Road may fully coordinate their economic development strategies and policies, work out plans and measures for regional cooperation, negotiate to solve cooperation-related issues, and jointly provide policy support for the implementation of practical cooperation and large-scale projects.

Facilities connectivity

Facilities connectivity is a priority area for implementing the Initiative. On the basis of respecting each other's sovereignty and security concerns, countries along the Belt and Road should improve the connectivity of their infrastructure construction plans and technical standard systems, jointly push forward the construction of international trunk passageways, and form an infrastructure network connecting all sub-regions in Asia, and between Asia, Europe and Africa step by step. At the same time, efforts should be made to promote green and low-carbon infrastructure construction and operation management, taking into full account the impact of climate change on the construction.

With regard to transport infrastructure construction, we should focus on the key passageways, junctions and projects, and give priority to linking up unconnected road sections, removing transport bottlenecks, advancing road safety facilities and traffic

Tom Kluck

Securities and Exchange Commission

March 30, 2016

management facilities and equipment, and improving road network connectivity. We should build a unified coordination mechanism for whole-course transportation, increase connectivity of customs clearance, reloading and multimodal transport between countries, and gradually formulate compatible and standard transport rules, so as to realize international transport facilitation. We should push forward port infrastructure construction, build smooth land-water transportation channels, and advance port cooperation; increase sea routes and the number of voyages, and enhance information technology cooperation in maritime logistics. We should expand and build platforms and mechanisms for comprehensive civil aviation cooperation, and quicken our pace in improving aviation infrastructure.

We should promote cooperation in the connectivity of energy infrastructure, work in concert to ensure the security of oil and gas pipelines and other transport routes, build cross-border power supply networks and power-transmission routes, and cooperate in regional power grid upgrading and transformation.

We should jointly advance the construction of cross-border optical cables and other communications trunk line networks, improve international communications connectivity, and create an Information Silk Road. We should build bilateral cross-border optical cable networks at a quicker pace, plan transcontinental submarine optical cable projects, and improve spatial (satellite) information passageways to expand information exchanges and cooperation.

Unimpeded trade

Investment and trade cooperation is a major task in building the Belt and Road. We should strive to improve investment and trade facilitation, and remove investment and trade barriers for the creation of a sound business environment within the region and in all related countries. We will discuss with countries and regions along the Belt and Road on opening free trade areas so as to unleash the potential for expanded cooperation.

Countries along the Belt and Road should enhance customs cooperation such as information exchange, mutual recognition of regulations, and mutual assistance in law enforcement; improve bilateral and multilateral cooperation in the fields of inspection and quarantine, certification and accreditation, standard measurement, and statistical information; and work to ensure that the WTO Trade Facilitation Agreement takes effect and is implemented. We should improve the customs clearance facilities of border ports, establish a "single-window" in border ports, reduce customs clearance costs, and improve customs clearance capability. We should increase cooperation in supply chain safety and convenience, improve the coordination of cross-border supervision procedures, promote online checking of inspection and quarantine certificates, and facilitate mutual recognition of Authorized Economic Operators. We should lower non-tariff barriers, jointly improve the transparency of technical trade measures, and enhance trade liberalization and

Tom Kluck

Securities and Exchange Commission

March 30, 2016

facilitation.

We should expand trading areas, improve trade structure, explore new growth areas of trade, and promote trade balance. We should make innovations in our forms of trade, and develop cross-border e-commerce and other modern business models. A service trade support system should be set up to consolidate and expand conventional trade, and efforts to develop modern service trade should be strengthened. We should integrate investment and trade, and promote trade through investment.

We should speed up investment facilitation, eliminate investment barriers, and push forward negotiations on bilateral investment protection agreements and double taxation avoidance agreements to protect the lawful rights and interests of investors.

We should expand mutual investment areas, deepen cooperation in agriculture, forestry, animal husbandry and fisheries, agricultural machinery manufacturing and farm produce processing, and promote cooperation in marine-product farming, deep-sea fishing, aquatic product processing, seawater desalination, marine biopharmacy, ocean engineering technology, environmental protection industries, marine tourism and other fields. We should increase cooperation in the exploration and development of coal, oil, gas, metal minerals and other conventional energy sources; advance cooperation in hydropower, nuclear power, wind power, solar power and other clean, renewable energy sources; and promote cooperation in the processing and conversion of energy and resources at or near places where they are exploited, so as to create an integrated industrial chain of energy and resource cooperation. We should enhance cooperation in deep-processing technology, equipment and engineering services in the fields of energy and resources.

We should push forward cooperation in emerging industries. In accordance with the principles of mutual complementarity and mutual benefit, we should promote in-depth cooperation with other countries along the Belt and Road in new-generation information technology, biotechnology, new energy technology, new materials and other emerging industries, and establish entrepreneurial and investment cooperation mechanisms.

We should improve the division of labor and distribution of industrial chains by encouraging the entire industrial chain and related industries to develop in concert; establish R&D, production and marketing systems; and improve industrial supporting capacity and the overall competitiveness of regional industries. We should increase the openness of our service industry to each other to accelerate the development of regional service industries. We should explore a new mode of investment cooperation, working together to build all forms of industrial parks such as overseas economic and trade cooperation zones and cross-border economic cooperation zones, and promote industrial cluster development. We should promote ecological progress in conducting investment and trade, increase cooperation in conserving eco-environment, protecting biodiversity, and tackling climate change, and join hands to make the Silk Road an environment-

Tom Kluck

Securities and Exchange Commission

March 30, 2016

and tackling climate change, and join hands to make the Silk Road an environment-friendly one.

We welcome companies from all countries to invest in China, and encourage Chinese enterprises to participate in infrastructure construction in other countries along the Belt and Road, and make industrial investments there. We support localized operation and management of Chinese companies to boost the local economy, increase local employment, improve local livelihood, and take social responsibilities in protecting local biodiversity and eco-environment.

Financial integration

Financial integration is an important underpinning for implementing the Belt and Road Initiative. We should deepen financial cooperation, and make more efforts in building a currency stability system, investment and financing system and credit information system in Asia. We should expand the scope and scale of bilateral currency swap and settlement with other countries along the Belt and Road, open and develop the bond market in Asia, make joint efforts to establish the Asian Infrastructure Investment Bank and BRICS New Development Bank, conduct negotiation among related parties on establishing Shanghai Cooperation Organization (SCO) financing institution, and set up and put into operation the Silk Road Fund as early as possible. We should strengthen practical cooperation of China-ASEAN Interbank Association and SCO Interbank Association, and carry out multilateral financial cooperation in the form of syndicated loans and bank credit. We will support the efforts of governments of the countries along the Belt and Road and their companies and financial institutions with good credit-rating to issue Renminbi bonds in China. Qualified Chinese financial institutions and companies are encouraged to issue bonds in both Renminbi and foreign currencies outside China, and use the funds thus collected in countries along the Belt and Road.

We should strengthen financial regulation cooperation, encourage the signing of MOUs on cooperation in bilateral financial regulation, and establish an efficient regulation coordination mechanism in the region. We should improve the system of risk response and crisis management, build a regional financial risk early-warning system, and create an exchange and cooperation mechanism of addressing cross-border risks and crisis. We should increase cross-border exchange and cooperation between credit investigation regulators, credit investigation institutions and credit rating institutions. We should give full play to the role of the Silk Road Fund and that of sovereign wealth funds of countries along the Belt and Road, and encourage commercial equity investment funds and private funds to participate in the construction of key projects of the Initiative.

People-to-people bond

People-to-people bond provides the public support for implementing the Initiative. We should carry forward the spirit of friendly cooperation of the Silk Road by promoting

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Tom Kluck

Securities and Exchange Commission

March 30, 2016

extensive cultural and academic exchanges, personnel exchanges and cooperation, media cooperation, youth and women exchanges and volunteer services, so as to win public support for deepening bilateral and multilateral cooperation.

We should send more students to each other's countries, and promote cooperation in jointly running schools. China provides 10,000 government scholarships to the countries along the Belt and Road every year. We should hold culture years, arts festivals, film festivals, TV weeks and book fairs in each other's countries; cooperate on the production and translation of fine films, radio and TV programs; and jointly apply for and protect World Cultural Heritage sites. We should also increase personnel exchange and cooperation between countries along the Belt and Road.

We should enhance cooperation in and expand the scale of tourism; hold tourism promotion weeks and publicity months in each other's countries; jointly create competitive international tourist routes and products with Silk Road features; and make it more convenient to apply for tourist visa in countries along the Belt and Road. We should push forward cooperation on the 21st-Century Maritime Silk Road cruise tourism program. We should carry out sports exchanges and support countries along the Belt and Road in their bid for hosting major international sports events.

We should strengthen cooperation with neighboring countries on epidemic information sharing, the exchange of prevention and treatment technologies and the training of medical professionals, and improve our capability to jointly address public health emergencies. We will provide medical assistance and emergency medical aid to relevant countries, and carry out practical cooperation in maternal and child health, disability rehabilitation, and major infectious diseases including AIDS, tuberculosis and malaria. We will also expand cooperation on traditional medicine.

We should increase our cooperation in science and technology, establish joint labs (or research centers), international technology transfer centers and maritime cooperation centers, promote sci-tech personnel exchanges, cooperate in tackling key sci-tech problems, and work together to improve sci-tech innovation capability.

We should integrate existing resources to expand and advance practical cooperation between countries along the Belt and Road on youth employment, entrepreneurship training, vocational skill development, social security management, public administration and management and in other areas of common interest.

We should give full play to the bridging role of communication between political parties and parliaments, and promote friendly exchanges between legislative bodies, major political parties and political organizations of countries along the Belt and Road. We should carry out exchanges and cooperation among cities, encourage major cities in these countries to become sister cities, focus on promoting practical cooperation, particularly cultural and people-to-people exchanges, and create more lively examples of cooperation. We

Tom Kluck

Securities and Exchange Commission

March 30, 2016

welcome the think tanks in the countries along the Belt and Road to jointly conduct research and hold forums.

We should increase exchanges and cooperation between non-governmental organizations of countries along the Belt and Road, organize public interest activities concerning education, health care, poverty reduction, biodiversity and ecological protection for the benefit of the general public, and improve the production and living conditions of poverty-stricken areas along the Belt and Road. We should enhance international exchanges and cooperation on culture and media, and leverage the positive role of the Internet and new media tools to foster harmonious and friendly cultural environment and public opinion.

V. Cooperation Mechanisms

The world economic integration is accelerating and regional cooperation is on the upswing. China will take full advantage of the existing bilateral and multilateral cooperation mechanisms to push forward the building of the Belt and Road and to promote the development of regional cooperation.

We should strengthen bilateral cooperation, and promote comprehensive development of bilateral relations through multi-level and multi-channel communication and consultation. We should encourage the signing of cooperation MOUs or plans, and develop a number of bilateral cooperation pilot projects. We should establish and improve bilateral joint working mechanisms, and draw up implementation plans and roadmaps for advancing the Belt and Road Initiative. In addition, we should give full play to the existing bilateral mechanisms such as joint committee, mixed committee, coordinating committee, steering committee and management committee to coordinate and promote the implementation of cooperation projects.

We should enhance the role of multilateral cooperation mechanisms, make full use of existing mechanisms such as the Shanghai Cooperation Organization (SCO), ASEAN Plus China (10+1), Asia-Pacific Economic Cooperation (APEC), Asia-Europe Meeting (ASEM), Asia Cooperation Dialogue (ACD), Conference on Interaction and Confidence-Building Measures in Asia (CICA), China-Arab States Cooperation Forum (CASCF), China-Gulf Cooperation Council Strategic Dialogue, Greater Mekong Sub-region (GMS) Economic Cooperation, and Central Asia Regional Economic Cooperation (CAREC) to strengthen communication with relevant countries, and attract more countries and regions to participate in the Belt and Road Initiative.

We should continue to encourage the constructive role of the international forums and exhibitions at regional and sub-regional levels hosted by countries along the Belt and Road, as well as such platforms as Boao Forum for Asia, China-ASEAN Expo, China-Eurasia Expo, Euro-Asia Economic Forum, China International Fair for Investment and Trade, China-South Asia Expo, China-Arab States Expo, Western China International Fair, China-Russia Expo, and Qianhai Cooperation Forum. We should support the local

Tom Kluck

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March 30, 2016

China-Russia Expo, and Qianhai Cooperation Forum. We should support the local authorities and general public of countries along the Belt and Road to explore the historical and cultural heritage of the Belt and Road, jointly hold investment, trade and cultural exchange activities, and ensure the success of the Silk Road (Dunhuang) International Culture Expo, Silk Road International Film Festival and Silk Road International Book Fair. We propose to set up an international summit forum on the Belt and Road Initiative.

VI. China's Regions in Pursuing Opening-Up

In advancing the Belt and Road Initiative, China will fully leverage the comparative advantages of its various regions, adopt a proactive strategy of further opening-up, strengthen interaction and cooperation among the eastern, western and central regions, and comprehensively improve the openness of the Chinese economy.

Northwestern and northeastern regions. We should make good use of Xinjiang's geographic advantages and its role as a window of westward opening-up to deepen communication and cooperation with Central, South and West Asian countries, make it a key transportation, trade, logistics, culture, science and education center, and a core area on the Silk Road Economic Belt. We should give full scope to the economic and cultural strengths of Shaanxi and Gansu provinces and the ethnic and cultural advantages of the Ningxia Hui Autonomous Region and Qinghai Province, build Xi'an into a new focus of reform and opening-up in China's interior, speed up the development and opening-up of cities such as Lanzhou and Xining, and advance the building of the Ningxia Inland Opening-up Pilot Economic Zone with the goal of creating strategic channels, trade and logistics hubs and key bases for industrial and cultural exchanges opening to Central, South and West Asian countries. We should give full play to Inner Mongolia's proximity to Mongolia and Russia, improve the railway links connecting Heilongjiang Province with Russia and the regional railway network, strengthen cooperation between China's Heilongjiang, Jilin and Liaoning provinces and Russia's Far East region on sea-land multi-modal transport, and advance the construction of an Eurasian high-speed transport corridor linking Beijing and Moscow with the goal of building key windows opening to the north.

Southwestern region. We should give full play to the unique advantage of Guangxi Zhuang Autonomous Region as a neighbor of ASEAN countries, speed up the opening-up and development of the Beibu Gulf Economic Zone and the Pearl River-Xijiang Economic Zone, build an international corridor opening to the ASEAN region, create new strategic anchors for the opening-up and development of the southwest and mid-south regions of China, and form an important gateway connecting the Silk Road Economic Belt and the 21st-Century Maritime Silk Road. We should make good use of the geographic advantage

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March 30, 2016

of Yunnan Province, advance the construction of an international transport corridor connecting China with neighboring countries, develop a new highlight of economic cooperation in the Greater Mekong Sub-region, and make the region a pivot of China's opening-up to South and Southeast Asia. We should promote the border trade and tourism and culture cooperation between Tibet Autonomous Region and neighboring countries such as Nepal.

Coastal regions, and Hong Kong, Macao and Taiwan. We should leverage the strengths of the Yangtze River Delta, Pearl River Delta, west coast of the Taiwan Straits, Bohai Rim, and other areas with economic zones boasting a high level of openness, robust economic strengths and strong catalytic role, speed up the development of the China (Shanghai) Pilot Free Trade Zone, and support Fujian Province in becoming a core area of the 21st-Century Maritime Silk Road. We should give full scope to the role of Qianhai (Shenzhen), Nansha (Guangzhou), Hengqin (Zhuhai) and Pingtan (Fujian) in opening-up and cooperation, deepen their cooperation with Hong Kong, Macao and Taiwan, and help to build the Guangdong-Hong Kong-Macao Big Bay Area. We should promote the development of the Zhejiang Marine Economy Development Demonstration Zone, Fujian Marine Economic Pilot Zone and Zhoushan Archipelago New Area, and further open Hainan Province as an international tourism island. We should strengthen the port construction of coastal cities such as Shanghai, Tianjin, Ningbo-Zhoushan, Guangzhou, Shenzhen, Zhanjiang, Shantou, Qingdao, Yantai, Dalian, Fuzhou, Xiamen, Quanzhou, Haikou and Sanya, and strengthen the functions of international hub airports such as Shanghai and Guangzhou. We should use opening-up to motivate these areas to carry out deeper reform, create new systems and mechanisms of open economy, step up scientific and technological innovation, develop new advantages for participating in and leading international cooperation and competition, and become the pace-setter and main force in the Belt and Road Initiative, particularly the building of the 21st-Century Maritime Silk Road. We should leverage the unique role of overseas Chinese and the Hong Kong and Macao Special Administrative Regions, and encourage them to participate in and contribute to the Belt and Road Initiative. We should also make proper arrangements for the Taiwan region to be part of this effort.

Inland regions. We should make use of the advantages of inland regions, including a vast landmass, rich human resources and a strong industrial foundation, focus on such key regions as the city clusters along the middle reaches of the Yangtze River, around Chengdu and Chongqing, in central Henan Province, around Hohhot, Baotou, Erdos and Yulin, and around Harbin and Changchun to propel regional interaction and cooperation and industrial concentration. We should build Chongqing into an important pivot for developing and opening up the western region, and make Chengdu, Zhengzhou, Wuhan, Changsha, Nanchang and Hefei leading areas of opening-up in the inland regions. We

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Securities and Exchange Commission

March 30, 2016

should accelerate cooperation between regions on the upper and middle reaches of the Yangtze River and their counterparts along Russia's Volga River. We should set up coordination mechanisms in terms of railway transport and port customs clearance for the China-Europe corridor, cultivate the brand of "China-Europe freight trains," and construct a cross-border transport corridor connecting the eastern, central and western regions. We should support inland cities such as Zhengzhou and Xi'an in building airports and international land ports, strengthen customs clearance cooperation between inland ports and ports in the coastal and border regions, and launch pilot e-commerce services for cross-border trade. We should optimize the layout of special customs oversight areas, develop new models of processing trade, and deepen industrial cooperation with countries along the Belt and Road.

VII. China in Action

For more than a year, the Chinese government has been actively promoting the building of the Belt and Road, enhancing communication and consultation and advancing practical cooperation with countries along the Belt and Road, and introduced a series of policies and measures for early outcomes.

High-level guidance and facilitation. President Xi Jinping and Premier Li Keqiang have visited over 20 countries, attended the Dialogue on Strengthening Connectivity Partnership and the sixth ministerial conference of the China-Arab States Cooperation Forum, and met with leaders of relevant countries to discuss bilateral relations and regional development issues. They have used these opportunities to explain the rich contents and positive implications of the Belt and Road Initiative, and their efforts have helped bring about a broad consensus on the Belt and Road Initiative.

Signing cooperation framework. China has signed MOUs of cooperation on the joint development of the Belt and Road with some countries, and on regional cooperation and border cooperation and mid- and long-term development plans for economic and trade cooperation with some neighboring countries. It has proposed outlines of regional cooperation plans with some adjacent countries.

Promoting project cooperation. China has enhanced communication and consultation with countries along the Belt and Road, and promoted a number of key cooperation projects in the fields of infrastructure connectivity, industrial investment, resource development, economic and trade cooperation, financial cooperation, cultural exchanges, ecological protection and maritime cooperation where the conditions are right.

Improving policies and measures. The Chinese government will integrate its domestic resources to provide stronger policy support for the Initiative. It will facilitate the establishment of the Asian Infrastructure Investment Bank. China has proposed the Silk Road Fund, and the investment function of the China-Eurasia Economic Cooperation Fund will be reinforced. We will encourage bank card clearing institutions to conduct

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Fund will be reinforced. We will encourage bank card clearing institutions to conduct cross-border clearing operations, and payment institutions to conduct cross-border payment business. We will actively promote investment and trade facilitation, and accelerate the reform of integrated regional customs clearance.

Boosting the role of cooperation platforms. A number of international summits, forums, seminars and expos on the theme of the Belt and Road Initiative have been held, which have played an important role in increasing mutual understanding, reaching consensus and deepening cooperation.

VIII. Embracing a Brighter Future Together

Though proposed by China, the Belt and Road Initiative is a common aspiration of all countries along their routes. China is ready to conduct equal-footed consultation with all countries along the Belt and Road to seize the opportunity provided by the Initiative, promote opening-up, communication and integration among countries in a larger scope, with higher standards and at deeper levels, while giving consideration to the interests and aspirations of all parties. The development of the Belt and Road is open and inclusive, and we welcome the active participation of all countries and international and regional organizations in this Initiative.

The development of the Belt and Road should mainly be conducted through policy communication and objectives coordination. It is a pluralistic and open process of cooperation which can be highly flexible, and does not seek conformity. China will join other countries along the Belt and Road to substantiate and improve the content and mode of the Belt and Road cooperation, work out relevant timetables and roadmaps, and align national development programs and regional cooperation plans.

China will work with countries along the Belt and Road to carry out joint research, forums and fairs, personnel training, exchanges and visits under the framework of existing bilateral, multilateral, regional and sub-regional cooperation mechanisms, so that they will gain a better understanding and recognition of the contents, objectives and tasks of the Belt and Road Initiative.

China will work with countries along the Belt and Road to steadily advance demonstration projects, jointly identify programs that accommodate bilateral and multilateral interests, and accelerate the launching of programs that are agreed upon by parties and ready for implementation, so as to ensure early harvest.

The Belt and Road cooperation features mutual respect and trust, mutual benefit and win-win cooperation, and mutual learning between civilizations. As long as all countries along the Belt and Road make concerted efforts to pursue our common goal, there will be bright prospects for the Silk Road Economic Belt and the 21st-Century Maritime Silk Road, and the people of countries along the Belt and Road can all benefit from this Initiative.

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Tom Kluck

Securities and Exchange Commission

March 30, 2016

Wuhan to establish first inland free trade zone

Source: Changjiang Weekly 09/28/2015 03:09:57

Recently, the general plans for a free trade zone in Wuhan were examined and approved by experts from the Ministry of Commerce's Chinese Academy of International Trade and Economic Cooperation. The research for these plans, which took nearly two years to prepare, helped Wuhan move one step closer toward achieving its goal of establishing China's first inland free trade zone.

The plan for the free trade zone suggests using Wuhan's advantages and basic conditions to promote openness along the Yangtze River and innovation-driven development. With technological advancement and institutional and cooperative innovation serving as new development engines, the free trade zone will function as an important economic center in Central China. It will also serve as a leading inland area for economic development and reform and a model area for the development of the Yangtze River Economic Belt.

Related:

Hubei provincial government officially vowed to construct China's first inland free trade zone (FTZ), local government announced on July 31 in Wuhan, capital of the province >>more

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Tom Kluck

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March 30, 2016

China boosts Yangtze River economic belt

Source: hubei.gov.cn 09/26/2014 04:09:00

The Yangtze River economic belt

The State Council released a guideline on September 25 to build the Yangtze River economic belt into an inland river economic belt of global importance, a coordinated development zone for interaction and cooperation between east, central and western regions, an internal and external opening up area that was comprehensively promoted along sea, river and border, as well as a pilot region of ecological civilization construction. It marked that the Yangtze River economic belt officially became a national strategy.

A transportation plan was released as an appendix of the guideline. It sought to enhance the traffic capacity of the river and its tributaries. An integrated transport system will connect roads, railways and air routes by 2020. Wuhan, capital of central China's Hubei Province, was identified as the shipping center on the middle reaches of the Yangtze River.

According to the plan, Wuhan, Changsha, Hefei and Nanchang will connect their rail, water and road transport systems to formulate a comprehensive urban cluster.

The belt will be a new growth engine for the country, help access regions along the upper and middle reaches of the Yangtze and boost growth in inland regions, reducing the development gap between east, central and western regions.

Rising in southwest China's Yunnan and emptying into the sea at Shanghai, the Yangtze River economic belt involves nine provinces and two municipalities, with an area of 2,050,000 square kilometers and over 40 percent of China's population and GDP. (hubei.gov.cn by Mao Huifang)

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Economic belt to drive development westward|China|chinadaily.com.cn

Updated: 2014-04-29 08:54

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Premier Li Keqiang promised on Monday to help group 11 provincial-level entities into the largest development network in China - an economic belt along the 1,800-kilometer "golden waterway" of the Yangtze River.

It is simply a logical step to use the Yangtze to connect relatively developed east China with central and west China, Li said.

From the coastal financial center of Shanghai to the central China business center of Wuhan and to the nation's largest municipality of Chongqing in western China, the proposed Yangtze economic belt would cover one-fifth of China's territory and have a population of around 580 million.

Li discussed the plan with leaders from the 11 municipalities and provinces in Chongqing on Monday, and he believes it will generate a powerful driving force for the nation's next round of economic development.

The 11 provincial level entities in the proposed economic belt include Shanghai and Chongqing municipalities, along with Jiangsu, Zhejiang, Anhui, Jiangxi, Hubei, Hunan, Sichuan, Yunnan and Guizhou provinces.

Another recently proposed cross-region integration plan covers Beijing, Tianjin and Hebei province in northern China.

Yang Kaizhong, a regional economy professor at Peking University, said the country will be put in a disadvantageous situation if it relies solely on the booming coastal areas for economic growth.

"The well-being of people along the Yangtze River - who number about 580 million in 2012 - is vital to the country's overall development," he said.

Yang noted that development in that area should no longer be based on low labor cost and real estate development. Instead, it should establish a "shared market" in which all the factors of production are being exchanged freely and inter-regional connection is efficient.

He suggested setting up an all-powerful coordination bureau, which overlooks affairs that involve more than one local administration.

Contact the writers at xingzhigang@chinadaily.com.cn and zhaoyinan@chinadaily.com.cn

Tom Kluck

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March 30, 2016

Premier Li Keqiang examines the pole of a bangbang, a traditional porter who helps residents carry bags, at Wanzhou port in Chongqing on Sunday. Liu Zhen / China News Service

THE YANGTZE RIVER ECONOMIC BELT AREA

Area
2,051,000 sq km
Proportion to the country
21.4%
Population
580
million
42.9%
GDP
26
trillion yuan
($4.16 trillion)
45.6%
Civil airports
74
38%

Sources: National Development and Reform Commission, Ministry of Transport

FENGXIUXIA / CHINA DAILY

> **The well-being of people along the Yangtze River — who number about 580 million in 2012 — is vital to the country's overall development."**
>
> YANG KAIZHONG, REGIONAL ECONOMY PROFESSOR AT PEKING UNIVERSITY

Tom Kluck

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March 30, 2016

CHINA'S LARGEST DEVELOPMENT NETWORK PROPOSED

The Yangtze River economic belt would span 11 provinces and municipalities in three groups.

JIANGSU
ANHUI
HUBEI
SICHUAN
CHONGQING
SHANGHAI
City cluster in the lower reaches of the Yangtze River
City cluster in the middle reaches of the Yangtze River
Chengdu-Chongqing city cluster
ZHEJIANG
JIANGXI
HUNAN
GUIZHOU
YUNNAN

Sources: National Development and Reform Commission, Ministry of Transport

FENG XIUXIA / CHINA DAILY

(China Daily USA 04/29/2014 page4)

0

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March 30, 2016

The Yangtze River Economic Belt of Hubei

Source: hubei.gov.cn 01/20/2016 01:01:14

湖北长江经济带
宜昌
枝江
荆州
宜都
松滋
石首
洪湖
武汉
鄂州
黄冈
咸宁
黄石
武穴
赤壁

The Hubei section of the Yangtze River economic belt refers to the eight cities and 48 counties along the Yangtze River in Hubei, such as Wuhan, Huangshi, Yichang, Jingzhou, Ezhou, Huanggang, Xianning, Enshi, etc, covering an area of 54168.5 sq km and a total length of 1016 kilometers, accounting for 29.1 percent of Hubei's territory.

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Tom Kluck

Securities and Exchange Commission

March 30, 2016

Exhibit B

Translation of Memorandum of Understanding with CMST-Hankou

Memorandum of Understanding

Party A : Wuhan Newport Logistic Co. Ltd. (Wuhan)

Party B : CMST Development (Hankou) Co. Ltd (CMST)

The Wuhan Yangtze Newport Logistic Center is developed by Party A, which locates at Wuhan Yangluo Economic Development Zone. Yangluo Economic Development Zone is the main waterway for Wuhan city connects to the coastal area and Huazhong; Wuhan Yangluo Comprehensive Bonded Port, and Wuhan Free Trade Zone (which are currently applying through he central government of Republic of China) are the main components of Yangtze River Economic Belt. Party A is committed to provide integrated services of professional logistic services of bonded logistics, waterway, railway, road transportion, multi-model transportation system, package and storage processing, information processing, the flow of commerce, logistics finance, and commercial office for local and overseas clients who enters Wuhan Yangluo Comprehensive Bonded Port, and Wuhan Free Trade Zone.

Part B (CMST) is the largests Steel logistics and steel trading enterprises in Huazhong, which currently owns 800 solid clients with steel turnover of 5 million tons annually; it is also the only metal delivery warehouse of Shanghai Futures Exchange. Recently, the storage facilities of Party B are affected by the planning and traffic control during the development of Wuhan city. This made Party B searching for new location to relocate their warehouse.

Based on the honest, mutual benefit, cooperation, trust and repeatedly negotiation between Part A and B, both parties agree to sign this memorandum of understanding. Party B will choose the logistic port of Party A to handle large transaction, storage and processing of materials, operation management, and logistic distribution:

1.	Party B willing to work with Party A as a business partner. Party B will move the operation of storage and processing of materials, and logistics distribution business, etc., to the logistic center of Party A. On the other hand, the annual 5 million tons turnover of steel, and the transaction of steel, and non-ferrous metal from Shanghai Futures Exchange will also moved to the logistic center of Party A.

2.	According to the planning design of the logistic center, Party B will participate and provide professional comments/advice for the planning and design of storage and processing of materials facilities in respect of Party A’s logistic center. Party A is responsible for the installation of facilities of storage area, railway, and logistic ports, construction of electronic commercial platform for large commodities transaction, and provide comprehensive financial services for the supply chain. Party B will assign management team to manage the warehouse storage, and introduce its clients to rent or purchase of Party A’s logistic center. Both parties will put their best effort to make logistic center to become an influential trading market of large transaction in the nation.

3.	Party A will provide 5% discount for Party B in the use and rental of Party A’s logistic port for loading and unloading, water and railway transportation, etc. Moreover, Party A will provide special discount for the clients of Party B, if Party B’s clients willing to purchase or rent the commercial office from Party A according to selection of the location and area of the logistic center.

4.	This memorandum of understanding only represent the contents of the strategic partnership in this agreement. All the details cooperation will be subject to official contractual agreement upon signed.

5.	This memorandum of understanding contains two official agreements, and both parties keep one copies for proven.

20th August 2015